Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

January 5, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	TRILOGY INTERNATIONAL PARTNERS INC. Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1.	ISIN:	CA89621T1084

	CUSIP:	89621T108

2.	Date Fixed for the Meeting:	March 15, 2022

3.	Record Date for Notice:	February 1, 2022

4.	Record Date for Voting:	February 1, 2022

5.	Beneficial Ownership Determination Date:	February 1, 2022

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7.	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8.	Business to be conducted at the meeting:	Special

9.	Notice-and-Access:
	Registered Holders:	YES
	Beneficial Shareholders:	YES
	Stratification Level:	Not Applicable

10.	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11.	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company "Christopher de Lima" Senior Relationship Manager Christopher.delima@tmx.com VANCOUVER 650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 T 604 689-3334	CALGARY 300-5th Avenue SW, 10th floor Calgary, AB T2P C4 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600- 5869 T 416 361-0930	MONTRÉAL 1800 - 1190, avenue des Canadiens-de- Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964